82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP



July 31, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

Dear Sirs,

Sub.:- Quarterly Unaudited Financial Results for the first Quarter ended on 30th June, 2003.

We furnish herewith quarterly unaudited financial results of the Company for the first quarter ended on 30th June, 2003 approved by the Board of Directors of the Company at their meeting held on 31st July, 2003.

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.: As above

8/19

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

03 AUG 12 AM 7:21

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2003				
				[Rs.In Crores]
Sr. No	Particulars	3 Months Ended on		Year Ended on 31/03/2003 (12 Months) (Audited)
		30/06/2003 (Unaudited)	30/06/2002 (Unaudited)	
		(1)	(2)	(3)
1	Net Sales/Income from Operations	369.63	353.81	1479.17
2	Other Income	2.34	1.45	12.32
3	Total Expenditure :			
	(a) (Increase)/Decrease in Stock In Trade	(28.72)	(3.30)	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	156.79	115.47	502.00
	(c) Staff Cost	25.84	23.96	101.61
	(d) Power & Fuel	40.99	37.00	158.43
	(e) Stores Consumption	31.68	28.70	119.83
	(f) Other Expenses	48.42	50.14	215.74
		275.00	**251.97**	**1061.23**
4	Interest & Finance Cost	31.76	40.72	152.79
5	Depreciation	37.13	36.98	148.14
6	Profit before Tax (1+2-3-4-5)	**28.08**	**25.59**	**129.33**
7	Provision for Taxation	Nil	Nil	Nil
8	Net Profit (6-7)	28.08	25.59	129.33
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	185.90	139.64	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet			819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	1.51	1.75	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	1.48	1.75	6.83

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
31st July, 2003

Notes:

1 Figures of the previous Quarter / year have been regrouped wherever necessary.
2 1,00,46,338 Equity Shares of Rs. 10/- each have been allotted at a premium of Rs. 5/- per share during the quarter on conversion of Warrants allotted to Lenders.
3 At the beginning of the quarter, 13 complaints from investors were pending; 29 complaints were received and all 42 were disposed off during the quarter. No complaint was lying unresolved at the end of the quarter.
4 The above results have been taken on record by the Board of Directors at it's meeting held on 31st July,2003.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE RESULTS AND CAPITAL EMPLOYED				
Sr. No	Particulars	3 Months Ended on		Year Ended on
		30/06/2003 (Unaudited)	30/06/2002 (Unaudited)	31/03/2003 (12 Months) (Audited)
		(1)	(2)	(3)
1	Segment Revenue (Net Sales / Income from Operations)			
	(a) Textiles	368.03	351.67	1458.19
	(b) Others	2.08	2.10	17.03
	Total	370.11	353.77	1475.22
	Add : Other Unallocable Income	(0.48)	0.04	0.00
	Less : Inter Segment Sales	0.00	0.00	0.06
	Net Sales / Income from Operations	**369.63**	**353.81**	**1475.16**
2	Segment Results (Profit and (Loss) before interest & Tax)			
	(a) Textiles	70.26	76.83	318.84
	(b) Others	0.44	(0.43)	1.20
	Total	**70.70**	**76.40**	**320.04**
	Less :			
	(a) Interest and Finance Charges (Net)	31.76	40.72	152.79
	(b) Other Unallocable expenditure (net off un-allocable income)	10.86	10.10	37.92
	Profit Before Tax	**28.08**	**25.58**	**129.33**
3	Capital Employed (Segment Assets - Segment Liability)			
	(a) Textiles	1965.84	1757.48	1891.60
	(b) Others	16.41	16.56	16.49
	(c) Unallocable	374.59	730.59	367.24
	Total Capital Employeed in Company	**2356.84**	**2504.63**	**2275.33**

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
31st July, 2003

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Press Release

Arvind Mills net profit for first quarter ended June 2003 at Rs. 28 crore

Quarter-on-Quarter net profit up 10% due to higher contribution from value added products

Synopsis

- Sales rise to Rs.369.63 crore in the first quarter of FY04 as compared to Rs.353.81 crore for corresponding period last year.
- Net profit grows 10% to Rs. 28.08 crore as against Rs.25.58 crore.
- Improved performance mainly attributed to increased volume in Shirting business and higher realization in Denim business.
- The new Shirting Plant at Bangalore and the Jeans Plant at Mauritius is progressing well and will become operational by October 2003.

Mumbai, July 31, 2003: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported a net profit of Rs 28.08 crore in first quarter of FY04 against a net profit of Rs 25.58 crore in the corresponding quarter last year. Sales for the quarter stood at Rs. 369.63 crore as compared to Rs.353.81 crore for the corresponding period previous year, a growth of 5%.

The revenue growth is mainly attributed to the increased volume of the Shirting business and higher realization on Denim due to improved product mix. The company has continued its efforts to accelerate product differentiation, which has paid rich dividend in the first quarter also.

Despite a marginal drop in operating margins due to higher cotton cost, cash profit has improved to Rs 65.21 crore as compared to Rs 62.56 crore for the corresponding previous period.

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "The improved performance of the shirting business and stable denim realization have helped the company report a better performance for the first quarter despite a weak US dollar and higher cost of cotton. Our strategy of enriching the product and customer mix in the shirting business has helped enhance sales realisation too".

Commenting on the future outlook of the Company, Mr. Sanjay Lalbhai, Managing Director said: "In the immediate term, we are taking several initiatives to reduce the impact of the sharp rise in cotton prices and the strengthening rupee. We continue to pursue our strategy of vertical integration to take advantage of quota dismantling from the end of 2004 and have already started investing in garmenting facilities in all our products segments. The implementation of new Shirts Plant at Bangalore and Jeans Plant at Mauritius is progressing well and will become operational by October 2003."

For further information, please contact:
Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 2202422

Mr. K Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel. 022-56349848